                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                           (Amendment No. ______)/1/


                       Specialty Equipment Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    847497203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                               Hartford, CT 06101
                                 (860) 728-7000


                                   Copies to:
                           Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
/1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                       --------------------
CUSIP No. 84749720                                        Page 2 of 16 Pages
------------------                                        --------------------

------------- -----------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              -----------------------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Solar Acquisition Corp.
------------- -----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a)|_|
                                                                                                                         (b)|_|
------------- -----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF  (See Item 3)
------------- -----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|

------------- -----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- ----------------------------------------------------------------------------------------
    NUMBER OF SHARE            7       SOLE VOTING POWER
                                       0
-------------------------- ----------- ----------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
                                       7,768,175 shares
-------------------------- ----------- ----------------------------------------------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
-------------------------- ----------- ----------------------------------------------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,768,175 shares
------------- -----------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,768,175 shares
------------- -----------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           |_|

------------- -----------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.8%
------------- -----------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
------------- -----------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                         --------------------
CUSIP No. 84749720                                         Page 3 of 16 Pages
------------------                                         --------------------

------------- -------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              United Technologies Corporation
------------- -------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a)|_|
                                                                                                                         (b)|_|
------------- -------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- -------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC (See Item 3)
------------- -------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|

------------- -------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- ------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
-------------------------- ----------- ------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED B         8       SHARED VOTING POWER
                                       7,768,175 shares
-------------------------- ----------- ------------------------------------------------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

                                       0
-------------------------- ----------- ------------------------------------------------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,768,175 shares
------------- -------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,768,175 shares
------------- -------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           |_|

------------- -------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.8%
------------- -------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
------------- -------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     Security and Issuer.
------      -------------------

            This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Specialty Equipment Companies, Inc. (the "Company"). The address and principal executive office of the Company is 1245 Corporate Boulevard, Suite 401, Aurora, Illinois 60504.

Item 2.     Identity and Background.
------      -----------------------

            This Schedule 13D is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by United Technologies Corporation ("UTC") and Solar Acquisition Corp. ("Solar" and, together with UTC, the "Reporting Persons").

            UTC is a Delaware Corporation with its principal business and principal office located at One Financial Plaza, Hartford, Connecticut 06101. UTC and its consolidated subsidiaries provide high technology products to aerospace and building systems customers throughout the world.

            Solar Acquisition Corp., a Delaware corporation, is a wholly owned subsidiary of UTC with its principal business and principal office located at One Financial Plaza, Hartford, Connecticut 06101. Solar has, to date, engaged in no activities other than those incident to its formation and the commencement of the Offer (as defined below) and the Merger (as defined below).

            The names, addresses, occupations and citizenship of the executive officers and directors of each of UTC and Solar are set forth in Schedule I hereto.

            None of the Reporting Persons nor, to the best of their knowledge, any of the directors or officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
-------     -------------------------------------------------

            On October 13, 2000, UTC, Solar and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Solar will commence a cash tender offer to purchase all of the issued and outstanding Shares (the "Offer") and, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Solar will be merged with and into the Company, and the Company will be the surviving corporation (the "Merger").

            Concurrently with the execution of the Merger Agreement on October 13, 2000, UTC and Solar entered into a stockholder agreement (the "Stockholder Agreement") with the Malcolm I. Glazer Family Limited Partnership, Kevin E. Glazer and

Avram A. Glazer (each a "Stockholder" and collectively the "Stockholders"), who own in the aggregate approximately 39.8 percent of the outstanding Shares. Pursuant to the Stockholder Agreement, each Stockholder agreed, among other things, to validly tender (and not withdraw) all Shares beneficially owned or subsequently acquired by such Stockholders, to grant Solar an option (the "Option") to purchase all such Shares at a price of $30.50 per Share (or such other price as may be payable in the Offer) upon the occurrence of certain events, and to vote all such Shares in favor of the Merger and the Merger Agreement and against any proposal or offer, or any indication of interest in making an offer or proposal, made by any person or group (in each case, whether or not in writing and whether or not delivered to the stockholders of the Company generally) relating to (a) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Company or any of its subsidiaries or of over 10% of any class of equity securities of the Company or any of its subsidiaries, (b) any tender offer or exchange offer that, if consummated, would result in any person, other than UTC, Solar, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, or (c) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (an "Acquisition Proposal").

            The Offer is not conditioned upon any financing arrangements.

            UTC and Solar estimate that the total amount of funds required to purchase all of the outstanding Shares beneficially owned by the Stockholders, in the Offer or pursuant to the Option, will be approximately $236,929,337. UTC and Solar estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger, including those Shares beneficially owned by the Stockholders, and to pay related fees and expenses will be approximately $614 million. Solar will obtain such funds from UTC. UTC currently intends to obtain such funds from available cash on hand at the time of the completion of the Offer.

            References to, and descriptions of, the Offer, the Merger Agreement and the Stockholder Agreement in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement and Stockholder Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Schedule 13D in their entirety where such references and descriptions appear.

Item 4.     Purpose of Transaction.
------      ----------------------

            The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the capital stock of the Company not purchased pursuant to the Offer or otherwise. If Solar owns a majority of the issued and outstanding Shares following the consummation of the Offer, it will have the ability under the DGCL to approve the Merger without the approval of the holders of any other Shares, although a stockholder vote may be necessary. If, however, after consummation of the Offer, Solar owns at least 90 percent of the Shares then outstanding, Solar will be able to cause the Merger to occur without a vote of the Company's stockholders.

            In connection with the Offer, UTC and Solar have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Solar acquires control of the Company, whether pursuant to the Offer, the Merger or otherwise. Such strategies could include, among other things, changes in the Company's business, corporate structure, capitalization or management.

            Pursuant to the Merger Agreement, promptly after Solar has purchased Shares pursuant to the Offer, Solar will have the right to have persons designated by it become directors of the Company so that the total number of such persons equals the number, rounded up to the nearest whole number, which is the product of the total number of directors on the Board of Directors of the Company and the percentage that the aggregate number of Shares purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that the Company will promptly take all actions necessary to cause such Solar designees to be so elected, including, upon request by Solar, using its best efforts to seek the resignations of one or more existing directors. At such time, the Company will also cause, if requested by Solar, (x) each committee of the Board of Directors, (y) the board of directors of each of the subsidiaries of the Company and (z) each committee of such board to include persons designated by Solar constituting up to the same percentage (provided up to the nearest whole number) of each such committee or board as Solar's designees constitute on the Board of Directors. In addition, pursuant to the Merger Agreement, the Company (a) has established October 18, 2000 as a record date for the written consent by the Company's stockholders to such election and (b) has filed with the Commission a Schedule 14A (together with any supplements or amendments thereto the "Schedule 14A") regarding the solicitation of written consents to the election of the Solar designees which contains the information required by Schedule 14A under the Exchange Act necessary to enable the Solar designees to be elected to the Board of Directors. Until the time the Merger becomes effective (the "Effective Time"), the Company, Solar and UTC will use all reasonable best efforts to retain as members of the Board of Directors at least two directors who were directors of the Company on the date of the Merger Agreement and who are not representatives of UTC (the "Independent Directors"). Following the time Solar designees constitute a majority of the Board of Directors of the Company and prior to the Effective Time, any amendment or termination of the Merger Agreement which requires action by the Company, any extension of time for the performance of any of the obligations of UTC under the Merger Agreement, any exercise or waiver of any of the provisions of the Merger Agreement providing rights or remedies to the Company and any other action by the Company that could adversely affect the interest of the stockholders (other than UTC, Solar and their affiliates) with respect to the Merger Agreement, the Merger or the Offer will require the affirmative vote of a majority of the Independent Directors.

            Pursuant to the Stockholder Agreement, each Stockholder has granted Solar an irrevocable option to purchase all (but not less than all) of the Shares beneficially owned by such Stockholder (the "Option Shares") at the price per Share payable in the Offer, exercisable at any time in whole after (a) the occurrence of any event as a result of which UTC is entitled to receive a termination fee under the Merger Agreement or (b) such Stockholder shall have breached certain specified agreements contained in the Stockholder Agreement. Each such option that becomes exercisable will remain exercisable until the later of (x) the date that is 60 days after the date such option became exercisable, and (y) the date that is ten days after the later of the date that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) required for the purchase of the Shares upon such exercise shall have expired or been terminated and the date on which all approvals required under any foreign antitrust and competition laws or regulations applicable to the purchase of Shares pursuant to the Offer or the Merger have been obtained; provided that if at the expiration of such period there is in effect any injunction or other order issued by any governmental entity prohibiting the exercise of such option, the exercise period will be extended until ten days after the date that no such injunction or order is in effect.

            Each Stockholder has also agreed that, unless the Merger Agreement has been terminated, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, such Stockholder will vote (or cause to be voted) all Shares held of record or beneficially owned by such Stockholder (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof and (b) against any proposal relating to an Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions described in the Merger Agreement not being fulfilled. Each such Stockholder irrevocably granted to and appointed Solar as such Stockholder's proxy and attorney-in-fact (with full power of substitution) to vote the Shares beneficially owned by such Stockholder, or grant a consent or approval in respect of such Shares, in the manner specified above.

            Each Stockholder has agreed that, except as provided by the Merger Agreement and the Stockholder Agreement, such Stockholder will not (a) offer to transfer, transfer or consent to any transfer of, any or all of the Shares beneficially owned by such Stockholder or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (d) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (e) take any other action that would make any representation or warranty of such Stockholder contained in the Stockholder Agreement untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations thereunder or the transactions contemplated thereby or by the Merger Agreement.

            Each Stockholder has agreed that neither such Stockholder nor any of its affiliates, representatives or agents will (and, if such Stockholder is a corporation, partnership, trust or other entity, such Stockholder will cause its officers, directors, partners, and employees, representatives and agents, including its investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise take any other action to assist or facilitate, any person or group (other than UTC or Solar or any affiliate or associate of UTC or Solar) concerning any Acquisition Proposal. Each Stockholder has agreed to immediately cease any activities, discussions or negotiations conducted prior to the date of the Stockholder Agreement with respect to any Acquisition Proposal. Each Stockholder has agreed to immediately communicate to Solar the terms of any Acquisition Proposal (or any discussion, negotiation or inquiry with respect thereto) and the identity of the person making such Acquisition Proposal or inquiry which it may receive.

            The Certificate of Incorporation and By-Laws of Company in effect immediately prior to the Effective Time will be the Certificate of Incorporation and By-Laws of the surviving corporation until amended as provided by law, such Certificate of Incorporation and, with respect to the By-Laws, such By-Laws.

            If the Merger is consummated as planned, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be listed on the New York Stock Exchange.

            Except as set forth in this Item 4, UTC and Solar have no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

            (a) - (b) As a result of the Stockholder Agreement, UTC and Solar may be deemed to be the beneficial owner of 7,768,175 Shares, representing 39.8% of the outstanding shares of the Company. The calculation of the foregoing percentage is based upon the number of Shares disclosed by the Company to UTC and Solar as outstanding as of October 12, 2000, which excludes any Shares that may be issued upon the exercise of issued and outstanding Company stock options.

            To the knowledge of UTC and Solar, no director or executive officer of UTC or Solar beneficially owns any Shares of the Issuer.

            (c) Except as set forth herein, there have been no transactions by the Reporting Persons in securities of the Company during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of UTC or Solar in securities of the Company during the past 60 days.

            (d) To the knowledge of the Reporting Persons, the Stockholders have the right to receive dividends and other proceeds with respect to the Shares except as determined in accordance with the Stockholder Agreement.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            Other than the Merger Agreement and the Stockholder Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1. Agreement and Plan of Merger, dated as of October 13, 2000, among Specialty Equipment Companies, United Technologies Corporation and Solar Acquisition Corp. (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by UTC and Solar on October 23, 2000).

            2. Stockholder Agreement, dated as of October 13, 2000, among United Technologies Corporation, Solar Acquisition Corp. and certain stockholders of the Company (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by UTC and Solar on October 23, 2000).

            3. Agreement as to Joint Filing of Schedule 13D, dated as of October 23, 2000, among United Technologies Corporation and Solar Acquisition Corp.

                                    SIGNATURE

            After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


     Dated:  October 23, 2000
                                          UNITED TECHNOLOGIES CORPORATION

                                          By: /s/ Ari Bousbib
                                              -----------------------------
                                              Name:  Ari Bousbib
                                              Title: Vice President


                                          SOLAR ACQUISITION CORP.

                                          By: /s/ Ari Bousbib
                                              -----------------------------
                                              Name:  Ari Bousbib
                                              Title: President

                                   SCHEDULE I

  INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE
    OFFICERS OF UNITED TECHNOLOGIES CORPORATION AND SOLAR ACQUISITION CORP.

                         UNITED TECHNOLOGIES CORPORATION

            Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of UTC. The business address of each such person is One Financial Plaza, Hartford, CT 06101. Unless otherwise indicated, each such person is a citizen of the United States and has held his or her present position as set forth below for the past five years. Directors of UTC are indicated by an asterisk.

   Name, Citizenship and                 Present Principal Occupation or Employment;
  Current Business Address  Age       Material Positions Held During the Past Five Years
--------------------------- --- -------------------------------------------------------------
Jonathan W. Ayers..........  44 President, Carrier Corporation; previously President Asian
                                Pacific Operations, Carrier Corporation and Vice President,
                                Strategic Planning for Parent

Dean C. Borgman............  59 President, Sikorsky Aircraft Corp.; previously Senior Vice
                                President, The Boeing Company (helicopter unit);
                                former President, McDonnell Douglas' helicopter business

Ari Bousbib ...............  39 Vice President, Corporate Strategy and Development of Parent
Citizenship:                    since 1997; previously Managing Director, the Strategic
French/Portuguese               Partners Group; Partner, Booz, Allen & Hamilton

William L. Bucknall, Jr....  58 Senior Vice President, Human Resources & Organization, of
                                Parent since 1992

John F. Cassidy, Jr........  56 Senior Vice President, Science and Technology, of Parent
                                since 1998; previously Vice President, United Technologies
                                Research Center

Antonia Handler Chayes*....  71 Senior Advisor and Vice Chair of the Board of Conflict
                                Management Group, a non-profit conflict resolution consulting firm; Adjunct Lecturer at the J. F. Kennedy School of
                                Government at Harvard University; Undersecretary of the
                                United States Air Force, 1979 to 1981; Co-Director of the
                                Project on International Law and Conflict Management at the
                                Program on Negotiation at Harvard Law School; member of
                                the American Law Institute, the Council on Foreign Relations
                                and the Aspen Strategy Core Group; director of Parent since
                                1981

Louise Chenevert...........  43 President, Pratt & Whitney since 1999; Executive Vice
                                President, Pratt & Whitney for operations, worldwide
                                purchasing, and aftermarket business from June 1998-1999;
                                Executive Vice President for operations of Pratt & Whitney from January 1997-1998; joined Pratt & Whitney Canada in
                                1993


George David*..............     58 Director of Parent since 1992; Chairman of Parent since 1997;
                                   Chief Executive Officer of Parent since 1994; President of
                                   Parent from 1992 to 1999; Board Member of the Institute for
                                   International Economics; Chairman or President of the Boards
                                   of the Graduate School of Business Administration at the
                                   University of Virginia, the National Minority Supplier
                                   Development Council, and the Wadsworth Atheneum
                                   Museum of Art in Hartford, Connecticut; Co-Chair the
                                   Transatlantic Business Dialogue for the year 2000

John E. Evard, Jr. ...........  54 Vice President, Taxes of Parent since 2000; previously Senior
                                   Vice President Corporate Development and General Tax
                                   Counsel, CNH Gloval N.V.; Director, Tax, Case Corporation

David J. Fitzpatrick..........  46 Senior Vice President, Chief Financial Officer and Treasurer
                                   of Parent since 2000; Senior Vice President and Chief
                                   Financial Officer, Parent, 1998-2000; previously Vice
                                   President and Controller, Eastman Kodak Co.; Finance
                                   Director, Cadillac Luxury Car Division, Chief Accounting
                                   Officer, General Motors Corp.

Jean-Pierre Garnier, Ph.D.*...  52 Director of Parent since 1997; Chief Executive Officer and
                                   Executive Member of the Board of Directors of SmithKline
                                   Beecham plc, Philadelphia, PA (pharmaceuticals); Chief
                                   Executive Officer of GlaxoSmithKline plc; previously Chief
                                   Operating Officer and Executive Member of the Board of
                                   Directors of SmithKline Beecham plc; Chairman, SmithKline
                                   Beecham plc, Pharmaceuticals from 1994-1995; Director of
                                   the Eisenhower Exchange Fellowships

Jamie S. Gorelick*............  50 Director of Parent since February, 2000; Vice Chair, Fannie
                                   Mae, since 1997; Deputy Attorney General of the United
                                   States, 1994 to 1997; Harvard Board of Overseers and the
                                   Boards of America's Promise, the Carnegie Endowment for
                                   International Peace, and the Washington Legal Clinic for the
                                   Homeless and other civic organizations; member of the
                                   Council of the American Law Institute and the Council on
                                   Foreign Relations; serves on the Central Intelligence Agency's
                                   National Security Advisory Panel

Ruth R. Harkin................  56 Senior Vice President, International Affairs and Government
                                   Relations of Parent since 1997; previously President and
                                   Chief Executive Officer, Overseas Private Investment
                                   Corporation

Karl J. Krapek*...............  51 Director of Parent since 1997; President and Chief Operating
                                   Officer of Parent since 1999. Previously Executive Vice
                                   President of Parent, 1997 to 1999; President, Pratt & Whitney,
                                   1992 to 1999; Chairman of the Board of Directors of the
                                   Connecticut Capitol Region Growth Council; Chairman of the
                                   MetroHartford Millennium Management Group; Vice
                                   Chairman of the Board of Trustees of the Connecticut State
                                   University System and Chairman of Finance Committee;
                                   member of the Director's Advisory Board of the Yale Cancer
                                   Center; Director of Saint Francis Care, Inc.; 1999 General
                                   Campaign Chairman for the United Way and Combined
                                   Health Appeal Community Campaign in Hartford area

Robert F. Leduc...............  44 Executive Vice President and Chief Operating Officer,
                                   Pratt & Whitney; previously Executive Vice President,
                                   Pratt & Whitney

Charles R. Lee*.........  60 Director of Parent since 1994; Chairman and Co-Chief
                             Executive Officer, Verizon Communications; Chairman and
                             Chief Executive Officer of GTE Corporation, 1992 to 2000;
                             Director of the Procter & Gamble Company; Director of the
                             USX Corporation; member of The Business Roundtable and
                             The Business Council; Trustee of the Board of Trustees of
                             Cornell University; Director of the New American Schools
                             Emeritus Corporation; member of The Conference Board;
                             Director of the Stamford Hospital Foundation

Richard D. McCormick*...  60 Director of Parent since February, 1999; Chairman Emeritus
                             U S WEST, Inc., Denver, Colorado (telecommunications).
                             Previously Chairman, U S WEST, Inc., 1998 to 1999;
                             Chairman, President and Chief Executive Officer U S WEST,
                             Inc., 1992 to 1998; Director of United Airlines; Director of
                             Wells Fargo and Company; Director of Concept Five Technologies;
                             Chairman of the United States Council for International Business;
                             Vice President of the International Chamber of Commerce; Director
                             of Creighton University; will serve as President of the
                             International Chamber of Commerce, beginning 2001 member
                             of the Business Council; Trustee of the Denver Art Museum;
                             Board Member of the American Indian College Fund

Ronald F. McKenna.......  60 President, Hamilton Sundstrand since June 21, 1999;
                             Executive Vice President and Chief Operating Officer of
                             Hamilton Sundstrand, Aerospace, May 6, 1996 to June 21,
                             1996; Vice President of Business Development, Sunstrand
                             Aerospace, January, 1995 to May, 1996; Vice President and
                             General Manager of Sunstrand Aerospace Electric Power,
                             December, 1989 to January, 1995

Angelo J. Messina.......  47 Vice President, Financial Planning and Analysis of Parent
                             since 1998; previously Director, Financial Planning and
                             Analysis, of Parent; Vice President, Strategic Planning, Pratt
                             & Whitney; Director, Investor Relations, of Parent

David G. Nord...........  43 Vice President, Controller of Parent since 2000; previously
                             Acting Controller; Assistant Controller, Financial Reporting
                             and Accounting of Parent; Corporate Controller, Pittston Co.

Stephen F. Page.........  60 Executive Vice President of Parent and President and Chief
                             Executive Officer, Otis Elevator since 1997; previously
                             Executive Vice President and Chief Financial Officer of
                             Parent

Frank P. Popoff*........  64 Director of Parent since 1996; Chairman, The Dow Chemical
                             Company, Midland, Michigan, will retire, effective November
                             1, 2000; previously, Chief Executive Officer of The Dow
                             Chemical Company; Director of American Express Company;
                             Quest Communications International, Inc.; Chemical Financial
                             Corporation; and Michigan Molecular Institute; previously
                             Chairman of Chemical Manufacturers Association; member of
                             the Business Council for Sustainable Development; The
                             Business Council; the Council for Competitiveness; the
                             American Chemical Society; and director emeritus of the
                             Indiana University Foundation

William H. Trachsel.....  57 Senior Vice President, General Counsel and Secretary of
                             Parent since 1998; previously Vice President, Secretary and
                             Deputy General Counsel of Parent

Andre Villeneuve*.......  55 Director of Parent since 1997; Chairman of Instinet
                             Corporation, Reuter's electronic brokerage subsidiary;
                             previously Executive Director of Reuters Holdings PLC,
                             London, England (worldwide news information and services
                             business), 1998 to February 2000; Director of CGU plc

Harold Wagner*..........  64 Director of Parent since 1994; Chairman and Chief Executive
                             Officer, Air Products and Chemicals, Inc., Allentown,
                             Pennsylvania (industrial gases and chemicals); previously
                             Chairman, President and Chief Executive Officer, Air
                             Products and Chemicals, Inc., 1992 to 1998; Director of
                             CIGNA Corporation; PACCAR Inc.; Daido-Hoxan; Member
                             of The Business Council; the Policy Committee of The
                             Business Roundtable; Member of the Pennsylvania Business
                             Roundtable; serves on the Board of Trustees of Lehigh
                             University

Sanford I. Weill*.......  67 Director of Parent since 1999; Chairman and Chief Executive
                             Officer of Citigroup, Inc.; previously Chairman and Co-Chief
                             Executive Officer of Citigroup, Inc., 1998 to 2000; Chairman
                             and Chief Executive Officer of Travelers Group Inc., 1993 to
                             1998; Director of AT&T Corporation; E.I. duPont de Nemours
                             & Company; Chairman of the Board of Trustees of Carnegie

                             Hall; Member of the Business Roundtable; the Business
                             Council; the Board of Directors of the Baltimore Symphony;
                             the Board of Governors of New York Presbyterian Hospital;
                             the Board of Overseers of the Weill Medical College;
                             Graduate School of Medical Sciences of Cornell University
                             and other civic organizations.

                             SOLAR ACQUISITION CORP.

            Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Solar. The business address of each such person is One Financial Plaza, Hartford, CT 06101. Unless otherwise indicated, each such person is a citizen of the United States and has held his or her present position as set forth below since or subsequent to Solar's incorporation. Directors of Solar are indicated by an asterisk.

     Name, Citizenship and                   Present Principal Occupation or Employment;
   Current Business Address    Age       Material Positions Held During the Past Five Years
------------------------------ --- --------------------------------------------------------------
Ari Bousbib ..................  39 Director of Purchaser since October, 2000; President of
Citizenship: French/Portuguese     Purchaser since October 2000; Vice President, Corporate
                                   Strategy and Development of Parent since 1997; previously
                                   Managing Director, the Strategic Partners Group; Partner,
                                   Booz, Allen & Hamilton

Lawrence V. Mowell............  52 Vice-President, Treasurer and Secretary of Purchaser since
                                   October, 2000; Associate General Counsel of Parent since
                                   1998; Vice President and General Counsel, UT Finance 1992-1998




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